SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	Notice Regarding Company Split (Simplified Absorption-Type Company Split) of Tsukuba Lease Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 13, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice Regarding Company Split (Simplified Absorption-Type Company Split) of Tsukuba Lease Corporation

Tokyo, Japan – April 13, 2026 – ORIX Corporation (“ORIX”) announced today that it has decided to implement an absorption-type company split (the “Company Split”), whereby ORIX and ORIX Auto Corporation (“ORIX Auto”), a consolidated subsidiary of ORIX, will act as the absorbing split successor companies (the “Successor Companies”), and Tsukuba Lease Corporation (“Tsukuba Lease”), a consolidated subsidiary of ORIX, will act as the absorbed split company (the “Split Company”). ORIX has also decided that, following the effectiveness of the Company Split, Tsukuba Lease will be dissolved and liquidated. The business currently operated by Tsukuba Lease will be continued by the Successor Companies after the Company Split.

As the Company Split is implemented as a simplified absorption-type company split involving ORIX’s consolidated subsidiary, ORIX is omitting certain disclosure items and details in this notice.

1. Purpose of the Company Split

The Company Split aims to enhance operational efficiency and effective utilization of management resources through a management integration within the ORIX Group, taking into account the future growth prospects of Tsukuba Lease. Tsukuba Lease is expected to be dissolved and liquidated following the Company Split.

2. Summary of the Company Split and Dissolution/Liquidation

(1) Schedule

Date of Board Resolution for the Company Split and Dissolution/Liquidation	April 13, 2026
Date of Execution of the Company Split Agreement (scheduled)	Mid-May, 2026
Effective Date of the Company Split (scheduled)	August 1, 2026

Notes:

-

The Company Split qualifies as a simplified absorption-type company split pursuant to Article 796, Paragraph 2 of the Companies Act of Japan, and therefore no shareholders’ meeting pursuant to Article 795, Paragraph 1 of the Companies Act of Japan will be convened by ORIX.

-

Because ORIX holds 90% or more of the voting rights of Tsukuba Lease and therefore has a special controlling relationship with Tsukuba Lease, the Company Split between ORIX and Tsukuba Lease qualifies as a short-form absorption-type company split pursuant to Article 784, Paragraph 1 of the Companies Act of Japan, and no shareholders’ meeting will be convened by Tsukuba Lease.

-	The dissolution and liquidation of Tsukuba Lease will be carried out sequentially after the effective date of the Company Split.

(2) Method of the Company Split

The Company Split will be carried out through a simplified absorption-type company split and a short-form absorption-type company split, with ORIX and ORIX Auto as the Successor Companies and Tsukuba Lease as the Split Company.

(3) Details of Allotment in Connection with the Company Split

ORIX and ORIX Auto plan to pay, as consideration for the absorption-type company split, the valuation of Tsukuba Lease’s lease receivables and installment receivables business as of July 31, 2026. In determining such consideration, the valuation shall be calculated and determined based on their book value.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Company Split

None.

(5) Changes in Capital as a Result of the Company Split

There will be no change in ORIX’s capital as a result of the Company Split.

(6) Rights and Obligations to be Succeeded by the Successor Companies

As a result of the Company Split, ORIX and ORIX Auto will succeed to the assets, liabilities, contractual positions, and the rights and obligations incidental thereto held by Tsukuba Lease, as of the effective date, within the scope specified in the absorption-type company split agreement.

(7) Prospects for the Performance of Obligations

With respect to the obligations to be assumed by ORIX and ORIX Auto on and after the effective date of the Company Split, ORIX has determined that there will be no issues with the performance of such obligations.

3. Overview of the Companies Involved in the Company Split

	Successor company in an absorption-type company split	Successor company in an absorption-type company split	Split company in an absorption-type company split

(1) Name	ORIX Corporation	ORIX Auto Corporation	Tsukuba Lease Corporation

(2) Location	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo	3-22-8 Shiba, Minato-ku, Tokyo	15-4 Higashi-Arai, Tsukuba City, Ibaraki

(3) Name and title of representative	Hidetake Takahashi, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer	Susumu Naito, President	Akinobu Nagashima, Representative Director

(4) Description of business	Diversified Financial Services	Automobile leasing, Rental, Car Sharing, and Sales of Used Automobiles	Leasing

(5) Paid-in Capital	JPY 221,111 million	JPY 500 million	JPY 20 million

(6) Date of establishment	April 1964	June 1973	June 1981

(7) Number of shares issued	1,162,962,244 shares	100,000 shares	40,000 shares

(8) Fiscal year-end	March	March	March

(9) Major shareholders and shareholding ratios (As of March 31, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account) 18.95%	ORIX Corporation 100.00%	ORIX Corporation 95.00%

	Custody Bank of Japan, Ltd. (Trust Account) 8.37%	-	Tsukuba Bank, Ltd. 5.00%

	STATE STREET BANK AND TRUST COMPANY 505001 3.03%	-	-

	CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS 2.23%	-	-

	STATE STREET BANK WEST CLIENT-TREATY 505234 2.06%	-	-

10. Financial conditions and operating results for the immediately preceding fiscal year

	ORIX Corporation (Consolidated) (Fiscal Year Ended March 2025)	ORIX Auto Corporation (Non-consolidated) (Fiscal Year Ended March 2025)	Tsukuba Lease Corporation (Non-consolidated) (Fiscal Year Ended March 2025)

Net Assets	JPY 4,089,782 million	JPY 35,483 million	JPY 990 million

Total Assets	JPY 16,866,251 million	JPY 520,365 million	JPY 4,176 million

Net Assets per Share	JPY 3,599.24	JPY 354,830	JPY 24,738.79

Revenues	JPY 2,874,821 million	JPY 368,070 million	JPY 1,701 million

Operating Profit	JPY 331,826 million	JPY 45,291 million	JPY 37 million

Ordinary Profit	JPY 480,463 million	JPY 46,550 million	JPY 37 million

Net Income	JPY 351,630 million	JPY 32,940 million	JPY 25 million

Net Income per Share	JPY 307.74	JPY 329,400	JPY 625.57
Note:

As ORIX prepares its financial statements in accordance with U.S. GAAP, Total revenues are presented under the caption “Revenues,” and Income before income taxes is presented under the caption “Ordinary Profit.” In addition, net assets represent shareholders’ equity of ORIX, and net income and per-share information represent amounts attributable to shareholders of ORIX.

4. Overview of the Business Division Subject to the Company Split and Liquidation

(1) Details of the Business Division Subject to the Company Split and Liquidation

All lease and installment sales businesses currently conducted by Tsukuba Lease.

(2) Operating Results of the Business Division Subject to the Company Split and Liquidation (Fiscal year ended March 2025)

Revenues: JPY 1,701 million

(3) Items and Amounts of Assets and Liabilities Subject to the Company Split and Liquidation

(Unit: JPY million)

Assets		Liabilities

Item	Amount	Item	Amount

Current Assets	4,136	Current Liabilities	1,994

Fixed Assets	40	Fixed Liabilities	1,193

Total	4,176	Total	3,186

5. Status after the Company Split and Dissolution/Liquidation

There will be no changes to ORIX’s name, location, title and name of its representative, business description, capital, or fiscal year-end as a result of the Company Split and dissolution/liquidation.

6. Outlook

The impact of the Company Split and the subsequent dissolution/liquidation on ORIX’s consolidated financial results is expected to be immaterial.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.